UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Marker Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

57055L206

(CUSIP Number)

Aisling Capital

888 Seventh Avenue, 12th Floor

New York, NY 10106

(212) 651-6380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIP No.	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Aisling Capital IV, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 464,285
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 464,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 464,285(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 5.46%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 464,285 shares of Common Stock (“Shares”) held and acquirable in respect of (i) 314,285 Shares and (ii) 150,000 warrants (“Warrants”) to purchase Shares at an exercise price of $5.00 per share with a five-year term. See Item 4.

(2)	Based on (i) 8,359,918 Shares outstanding calculated from the 83,599,187 Shares outstanding as of November 1, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and giving effect to the one for ten reverse stock split on January 26, 2023 (the “Reverse Stock Split”) and (ii) 150,000 Shares in respect of 150,000 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Aisling Capital Partners IV, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 464,285
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 464,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 464,285(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 5.46%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 464,285 Shares held and acquirable in respect of (i) 314,285 Shares and (ii) 150,000 Warrants.

(2)	Based on (i) 8,359,918 Shares outstanding calculated from the 83,599,187 Shares outstanding as of November 1, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and giving effect to the Reverse Stock Split and (ii) 150,000 Shares in respect of 150,000 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons Aisling Capital Partners IV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 464,285
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 464,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 464,285(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 5.46%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 464,285 Shares held and acquirable in respect of (i) 314,285 Shares and (ii) 150,000 Warrants.

(2)	Based on (i) 8,359,918 Shares outstanding calculated from the 83,599,187 Shares outstanding as of November 1, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and giving effect to the Reverse Stock Split and (ii) 150,000 Shares in respect of 150,000 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 5 of 8 Pages

1.	Names of Reporting Persons Steve Elms
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 464,285
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 464,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 464,285(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 5.46%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 464,285 Shares held and acquirable in respect of (i) 314,285 Shares and (ii) 150,000 Warrants.

(2)	Based on (i) 8,359,918 Shares outstanding calculated from the 83,599,187 Shares outstanding as of November 1, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and giving effect to the Reverse Stock Split and (ii) 150,000 Shares in respect of 150,000 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 6 of 8 Pages

1.	Names of Reporting Persons Andrew Schiff
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 464,285
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 464,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 464,285(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 5.46%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 464,285 Shares held and acquirable in respect of (i) 314,285 Shares and (ii) 150,000 Warrants.

(2)	Based on (i) 8,359,918 Shares outstanding calculated from the 83,599,187 Shares outstanding as of November 1, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and giving effect to the Reverse Stock Split and (ii) 150,000 Shares in respect of 150,000 Warrants beneficially owned by the Reporting Persons.

CUSIP No.	13G	Page 7 of 8 Pages

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed with the SEC on October 19, 2018, (the “Schedule 13D”) relating to the Issuer, with respect to the Common Stock, par value $0.001 per share (the “Shares”) of Marker Therapeutics, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to incorporate the following at the end theretof:

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 464,285 Shares, consisting of (i) 314,285 Shares and (ii) 150,000 warrants to purchase Shares at an exercise price of $5.00 per share with a five-year term (the “Warrants”). The reported securities include 1,142,857 Shares acquired in a private transaction on March 16, 2021, for a purchase price of $1.75 per share. This transaction was reported on a Form 4 timely filed by Steve Elms on March 18, 2021. The source of the purchase price for the Shares acquired on March 16, 2021 was capital contributions from the partners of Aisling. No borrowed funds were used in the purchase of the Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) The aggregate percentage of Shares reported as owned by each Reporting Person is based on 8,359,918 Shares outstanding calculated from the 83,599,187 Shares outstanding as of November 1, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and giving effect to the Reverse Stock Split. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 464,285 Shares, constituting approximately 5.46% of the outstanding Shares.

(b) (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 464,285 Shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms and Schiff may be deemed to share the power to direct the voting and disposition of the 464,285 Shares beneficially owned by the Reporting Persons.

(c) On January 26, 2023, Marked Therapeutics, Inc. filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a one-for-ten reverse stock split of its outstanding common stock and a reduction in the total number of authorized shares of its common stock. All securities owned by the Reporting Persons, including the aforementioned purchased Shares, were subject to this Reverse Stock Split. Except as set forth in this Amendment No. 1, none of the Reporting Persons has effected any transaction in Shares within 60 days of the date of this filing.

(d) The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Aisling in accordance with their ownership interests in Aisling.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 3:	Joint Filing Agreement, dated as of October 19, 2018, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, incorporated by reference to the Reporting Persons’ 13D filed with the SEC on October 19, 2018.

CUSIP No.	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 3, 2023

AISLING CAPITAL IV, LP

By: Aisling Capital Partners IV, LP, As its General Partner

By: Aisling Capital Partners IV LLC, As its General Partner

By:	/s/ Andrew Schiff
	Name:	Andrew Schiff
	Title:	Managing Member

AISLING CAPITAL PARTNERS IV, LP

By: Aisling Capital Partners IV LLC, As its General Partner

By:	/s/ Andrew Schiff
	Name:	Andrew Schiff
	Title:	Managing Member

AISLING CAPITAL PARTNERS IV LLC

By:	/s/ Andrew Schiff
	Name:	Andrew Schiff
	Title:	Managing Member

STEVE ELMS

By:	/s/ Steve Elms

ANDREW SCHIFF

By:	/s/ Andrew Schiff